May 26, 2000

Dear Shareholder:

         In July of l999, Jerry Moyes, and his related parties, began acquiring shares of Simon Transportation Services Inc. in the public market. Mr. Moyes has indicated that he and his group now own approximately ten percent of the Company's stock. Mr. Moyes has expressed a desire to acquire more shares. He recently offered to acquire shares from me and my family members for $7.00 per share, and asked our Company Board of Directors to waive the statutory provisions of the laws of the State of Nevada commonly referred to as the anti-takeover statutes, in order to permit him to conduct a tender offer for shares held by other shareholders at $7.00 a share. Mr. Moyes has also asked me to convert my shares of the Company common stock into shares of Class A Common Stock.

         On May 23, Mr. Moyes initiated a formal tender offer to purchase all outstanding shares of Class A and B Common Stock at a price of $7.00 per share. I, my son, Kelle A. Simon, who is the Company's President, all other Simon family members, CFO Alban Lang, and the other members of the Board of Directors who are shareholders have determined that we will not sell our stock in the Company to Mr. Moyes group. Nor will I agree to any alteration in the voting rights which accompany my Class B shares.

         Our management deeply believes that there are many positives concerning Simon Transportation operations at the present time, which were outlined in detail in the Press Release of April l2, 2000. The Company has lowered its operating ratio over the last four quarters by a total of 6.5 points. We achieved a record average haul in March of 2000, over 1100 miles per load, generating 10,533 miles per seated truck. The Company returned to profitability in the month of March. The average number of unseated trucks has decreased, deadhead has decreased, and pricing on new equipment has been locked in, with advantageous trades for the next two years. By August of this year, our debt on the terminal facilities in West Valley City, Utah and Atlanta will be paid, and all Company properties will be debt free. Our management is optimistic and we believe that the Company has a bright future. The Company is not under any financial pressure that would require it to enter into a transaction at this time.

         The Board of Directors invited Mr. Moyes to accept a position as a Director of Simon Transportation Services, but he declined to do so.

         The Board of Directors has elected not to make any recommendation with respect to Mr. Moyes' offer, and intends to remain neutral with respect to the offer. The Board of Directors, in the exercise of its fiduciary duties, does not, however, wish to stand in the way of any other shareholders who may for whatever reason determine that it would be in their best interests to sell shares to the Moyes group at this time. Therefore the Board has adopted a resolution that will allow Mr. Moyes to make a tender offer to shareholders for a period of l20 days for shares at $7.00 per share, waiving any applicable Nevada anti-takeover statutes for that purpose.

         The Board of Directors has not made a determination as to whether the tender offer price proposed by Mr. Moyes is fair to the shareholders. The stock closed on May 22nd at $5 5/8ths per share. The book value of the Company's shares at March 3l, 2000 was $9.l5. Each shareholder should carefully determine whether to accept Mr. Moyes' offer.

         As required by the regulations of the Securities and Exchange Commission, the Company has prepared a Solicitation/Recommendation Statement on
Schedule 14D-9, which describes the tender offer and the response of the Company's Board of Directors in greater detail. I am enclosing a copy of the Solicitation/Recommendation Statement and would encourage you to carefully review it. Please also note that this letter contains certain "forward-looking" statements which are subject to risks and uncertainties that could cause actual results to differ from those projected. You should also review and consider the various disclosures made by the Company in its reports to its shareholders and filings with the Securities and Exchange Commission.

         If you have any specific questions that we might be able to answer, please feel free to write Kelle A. Simon, President Simon Transportation Services Inc., P.O. Box 26297, Salt Lake City, Utah 84l26 0297; or fax us at 80l 924 7327; or contact us by E-mail, kelle_simon@simn.com.

         We appreciate all of our shareholders.

                                   Sincerely,

                                   /s/ Dick Simon

                                   Dick Simon, Chairman and CEO